
June 9, 2021

Seamus Lagan
Chief Executive Officer
Rennova Health, Inc.
400 South Australian Avenue, Suite 800
West Palm Beach, FL 33401

> **Re: Rennova Health, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 21, 2021**
> **File No. 333-252995**

Dear Mr. Lagan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed May 21, 2021

The Offering, page 6

1. We re-issue comment 1 in part, as you have not revised your disclosure on page 6 under the heading "Offering Price per Share" to state that the selling shareholders will offer and sell their shares at a fixed price until your common stock is quoted on the OTCQB or OTOQX marketplace or listed on a national securities exchange and, thereafter, at prevailing market prices or prices determined in negotiated transactions. Please revise.

General

2. Please file your Form 10-Q for the period ended March 31, 2021 and update the Incorporation of Certain Information by Reference section accordingly. Refer to

Instruction VII.B of Form S-1. In addition, revise to update the Management's Discussion and Analysis of Financial Condition and Results of Operations section and any other required financial disclosure accordingly.

Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Thomas Cookson